SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK

REPURCHASE SAVINGS AND SIMILAR PLANS

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

☒      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

for the year ended December 31, 2014

or

☐         TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                             to

Commission File No. 000-14719

ATLANTIC SOUTHEAST AIRLINES, INC. INVESTMENT SAVINGS PLAN

(Full title of the plan)

SKYWEST, INC.

444 South River Road

St. George, Utah 84790

(Name of issuer of the securities held pursuant to the

plan and the address of its principal executive office)

Atlantic Southeast Airlines, Inc. Investment Savings Plan

*Other supplemental schedules required by section 2520-103.10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

To the Plan Administrators of the

Atlantic Southeast Airlines, Inc. Investment Savings Plan

We have audited the accompanying statements of assets available for benefits of the Atlantic Southeast Airlines, Inc. Investment Savings Plan (the “Plan”) as of December 31, 2014 and 2013 and the related statement of changes in assets available for benefits for the year ended December 31, 2014.  These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. Management of the Plan has determined that the Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Atlantic Southeast Airlines, Inc. Investment Savings Plan as of December 31, 2014 and 2013, and the changes in assets available for benefits for the year ended December 31, 2014, in conformity with U.S. generally accepted accounting principles.

The supplemental schedule has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management.  Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule.  In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended.  In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Tanner LLC

Salt Lake City, Utah

June 25, 2015

ATLANTIC SOUTHEAST AIRLINES, INC. INVESTMENT SAVINGS PLAN

Statements of Assets Available for Benefits

	As of December 31,
	2014	2013

Assets:
Investments, at fair value	$253,535,393	$239,967,527

Receivables:
Notes receivable from participants	6,375,517	5,523,710
Participants	351,543	366,224
Employer	226,074	186,573

Total receivables	6,953,134	6,076,507

Assets available for benefits, at fair value	260,488,527	246,044,034

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(202,191)	62,952

Assets available for benefits	$260,286,336	$246,106,986

See accompanying notes to financial statements.

Atlantic Southeast Airlines, Inc. Investment Savings Plan

Statement of Changes in Assets Available for Benefits

For the Year Ended December 31, 2014

Additions:
Contributions:
Participants	$14,083,991
Employer	6,463,015

Total contributions	20,547,006

Interest income on notes receivable from participants	279,771

Net investment income:
Interest and dividends	10,019,653
Net appreciation in fair value of investments	4,244,585

Total net investment income	14,264,238

Total additions	35,091,015

Deductions:
Distributions to participants	20,812,941
Administrative expenses	98,724

Total deductions	20,911,665

Net increase in assets available for benefits	14,179,350

Assets available for benefits:
Beginning of the year	246,106,986

End of the year	$260,286,336

See accompanying notes to financial statements.

ATLANTIC SOUTHEAST AIRLINES, INC. INVESTMENT SAVINGS PLAN

Notes to Financial Statements

1. Description of the Plan

The following description of the Atlantic Southeast Airlines, Inc. Investment Savings Plan (the “Plan”) provides only general information.  Participants should refer to the Plan document and summary plan description for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all eligible employees of ExpressJet Airlines, Inc. (the “Company”, “Plan Sponsor” or the “Employer”).  Employees become eligible to enroll on the enrollment date following the date of completion of 90 days of continuous employment.  The enrollment dates for the Plan are January 1, April 1, July 1, and October 1 of each year.

The Plan is intended to be a qualified retirement plan under the Internal Revenue Code (“IRC”) and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Participant Accounts

Individual accounts are maintained for each Plan participant.  Each participant’s account is credited with the participant’s contributions, the Company’s matching contributions, and an allocation of investment earnings, and is charged with withdrawals and an allocation of investment losses and expenses.  The allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Participant-Directed Options for Investments

Participants direct the investment of their contributions and the Company matching contributions into various investments offered by the Plan.  Investment options include mutual funds, a collective trust fund, and SkyWest, Inc. common stock.  Participants may change their elections or transfer investments between funds at any time.

Participants with common stock of SkyWest, Inc. in their accounts may direct the sale of the stock and the investment of the resulting proceeds into other investments offered by the Plan.

Contributions

Each year, participants are able to contribute up to 50% of their pretax annual compensation, as defined by the Plan.  Contributions are limited by the IRC, which established a maximum contribution of $17,500 ($23,000 for participants age 50 and older) for the year ended December 31, 2014.  Participants may also make rollover contributions from other qualified defined benefit or defined contribution plans.

The Company may make a discretionary matching contribution of up to 8% of a participant’s eligible compensation, as defined by the Plan.  Allocation of this matching contribution is further subject to a factor based on years of service for participants and ranges from 20% to 75%, regardless of the date of participation.

Company matching contributions are awarded to employees who work at least 1,000 hours each year and have at least one year of service. Once the length of service provision is met, the employee is eligible for matching contributions for the following Plan year, which begins on January 1.

Vesting

All participant contributions and earnings thereon are 100% vested. Company contributions to participant accounts vest on a graded basis at 10% per year for two years of service, increasing to 20% per year thereafter until full vesting after six years of service.

Payment of Benefits

Upon termination, participants, or their beneficiaries, may elect lump-sum distributions or periodic distributions over either a 5 or 10-year period.  The full value of benefits are payable to the participant upon normal or postponed retirement, or total or permanent disability, or to beneficiaries upon death of the participant.

Plan Termination

Under the provisions of the Plan, the Company reserves the right to amend or terminate the Plan at any time in accordance with the provisions of ERISA, provided that amendments will not divert a vested interest or permit any part of the funds to revert to the Company or to be used for any purpose other than for the exclusive benefit of participants or their beneficiaries.  If the Plan is terminated, each participant’s account will become fully vested.

Notes Receivable from Participants

Participants may borrow a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50% of their deferred vested account balances.  Loan terms range from one to five years.  Loans are secured by the vested balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined at the time of the loan.

Forfeitures

Forfeitures of terminated participants’ nonvested accounts are used to reduce future matching contributions of the Company. During the year ended December 31, 2014, the forfeiture account received forfeitures of approximately $75,000, earned approximately $600, and used approximately $125,000 of forfeitures to reduce Company contributions.  The forfeitures account had a balance of approximately $76,000 and $126,000 as of December 31, 2014 and 2013, respectively.

2. Summary of Significant Accounting Policies

Basis of Presentation

The Plan’s financial statements have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”).

Risks and Uncertainties

The Plan provides for investments in securities that are exposed to various risks, such as interest rate, currency exchange rate, credit and overall market fluctuation.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of assets available for benefits.

Investment Contracts

Fully benefit-responsive investment contracts held by a defined-contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts, because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

The Plan invests in investment contracts through a collective trust in the Stable Asset Fund operated and maintained by JPMorgan Chase Bank, N.A.  The statements of assets available for benefits present the fair value of the investment in the collective trust as well as the adjustment of the investment in the collective trust from fair value to contract value relating to the investment contracts.  The statement of changes in assets available for benefits is prepared on a contract value basis.

Valuation of Investments and Income Recognition

Mutual funds are valued at quoted market prices, which represent the net asset values of units held by the Plan at year-end.  The Company’s common stock fund is valued using the net asset value per share on the last business day of the Plan year.  Unrealized appreciation or depreciation caused by fluctuations in the market value of investments is recognized in the statement of changes in assets available for benefits.  Dividends and interest are reinvested as earned.  Purchases and sales of investments are recorded on a trade-date basis.  The JP Morgan Stable Asset Income Fund (the “Stable Asset Fund”) and the JP Morgan Equity Index-CF (the “Equity Index Fund”) reported fair value is determined as the sum of (a) the fair value of the investments in guaranteed insurance contracts and security-backed investment contracts that are wrapped by an insurance company, bank or other financial institution (collectively, the “Investment Contracts”), as determined by the funds’ trustees and (b) the fair values of the funds’ investments in externally managed collective investment funds as determined by those funds’ trustees.

The Stable Asset Fund’s contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investments at contract value.  Certain events limit the ability of the Plan to transact at contract value with the issuer.  Such events include the following:  (i) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan); (ii) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions; and (iii) bankruptcy of the Plan Sponsor or other Plan Sponsor events (e.g., divestitures or spin-offs of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA).

The Plan Administrators do not believe that the occurrence of any event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

Payment of Benefits

Benefits are recorded when paid by the Plan.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2014 or 2013. If a participant ceases to make loan repayments and the Plan Administrators deem the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Administrative Expenses

The Plan pays substantially all administrative expenses of the Plan, other than legal and accounting fees, which are paid by the Plan Sponsor.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect certain reported amounts of assets available for benefits at the date of the financial statements, the changes in assets available for benefits during the reporting period, and, when applicable, the disclosure of contingent assets and liabilities at the date of the financial statements.  Actual results could differ from those estimates.

Subsequent Events

The Plan Administrators have evaluated events occurring subsequent to December 31, 2014 through the date of issuance of these financial statements.

3.  Investments

During the year ended December 31, 2014, the Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated (depreciated) in fair value as follows:

Large Cap Mutual Funds	$4,092,487
Collective Trust	3,584,971
Balanced Mutual Funds	1,057,946
Participant-directed brokerage accounts	755,790
Mid Cap Mutual Funds	401,586
SkyWest, Inc. common stock	57,261
Fixed Income Mutual Funds	(13,410)
International Mutual Funds	(2,509,707)
Small Cap Mutual Funds	(3,182,339)

$4,244,585

The fair values of individual investments that represent 5 percent or more of the Plan’s assets available for benefits are as follows:

	December 31,
	2014	2013

JP Morgan Large Cap Growth	$40,034,122	$38,982,270
JP Morgan Stable Asset Income Fund	31,524,122	30,030,959
American Century Equity Income	30,689,866	18,732,574
JP Morgan Equity Index-CF	26,792,042	22,191,998
Buffalo Small Cap	16,451,431	19,777,759
JP Morgan Smart Retirement 2040	*	14,865,040

*                 Amount was not 5 percent or more of the Plan’s assets for 2014.

4.  Fair Value Measurements

U.S. GAAP defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date.  U.S. GAAP establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs when measuring fair value, with the following three levels of inputs:

Level 1 — Valuation is based upon quoted prices in active markets for identical securities.

Level 2 — Valuation is based upon other significant observable inputs that reflect the assumptions market participants would use in pricing the asset developed on market data obtained from sources independent of the Plan.

Level 3 — Valuation is based upon unobservable inputs that reflect the assumptions that Plan management believes market participants would use in pricing the asset, based on the best information available.

The Stable Asset Fund and the Equity Index Fund are valued at the net asset value (NAV) of units of the respective funds. The NAV, as provided by the respective fund trustees, is used as a practical expedient to estimating fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV.

The Stable Asset Fund is designed to provide safety of principal with consistency of returns with minimal volatility by employing a strategy of investing in investment contracts and security-backed contracts while employing broad diversification among contract issuers and underlying securities. The Plan Sponsor is able to redeem the investment in the Stable Return Fund by providing a 12-month notice. Although the notice requirement is 12 months, JP Morgan Chase Bank, N.A. has indicated it has the ability to redeem the investment sooner. There are no other significant restrictions on the ability to redeem the investment.

The Equity Index Fund is designed to seek investment results that correspond to the aggregate price and dividend performance of securities in the Standard & Poor’s 500 Composite Stock Price Index by investing mainly in stocks included in the S&P 500 Index, but may also invest in stock index futures and other equity derivatives. The Equity Index Fund attempts to track the performance of the S&P 500 Index to achieve a correlation of .95 between the performance of the Equity Index Fund and that of the S&P 500 Index without taking into account the Equity Index Fund’s expenses. There is currently no redemption restriction on this investment.

As of December 31, 2014 and 2013, the Plan held certain assets that are required to be measured at fair value on a recurring basis. Assets measured at fair value on a recurring basis are summarized below (in thousands):

	Fair Value Measurements as of December 31, 2014
	(in 000’s)
	Total	Level 1	Level 2	Level 3
Mutual Funds:
Large Cap Funds	$73,400	$73,400	$—	$—
Balanced Funds	39,742	39,742	—	—
International Funds	23,584	23,584	—	—
Small Cap Funds	19,030	19,030	—	—
Mid Cap Funds	14,802	14,802	—	—
Fixed Income Funds	9,659	9,659	—	—
	180,217	180,217	—	—

SkyWest, Inc. common stock	2,113	2,113	—	—
Participant-directed brokerage accounts	12,890	12,890	—	—
Collective Trust	58,315	—	58,315	—

Total	$253,535	$195,220	$58,315	$—

	Fair Value Measurements as of December 31, 2013
	(in 000’s)
	Total	Level 1	Level 2	Level 3
Mutual Funds:
Large Cap Funds	$70,612	$70,612	$—	$—
Balanced Funds	34,579	34,579	—	—
International Funds	25,031	25,031	—	—
Small Cap Funds	22,451	22,451	—	—
Mid Cap Funds	13,423	13,423	—	—
Fixed Income Funds	9,528	9,528	—	—
	175,624	175,624	—

SkyWest, Inc. common stock	1,655	1,655	—	—
Participant-directed brokerage accounts	10,466	10,466	—	—
Collective Trust	52,223	—	52,223	—

Total	$239,968	$187,745	$52,223	$—

5.  Party-in-interest Transactions

ExpressJet Airlines, Inc. is a wholly owned subsidiary of SkyWest, Inc.  SkyWest, Inc. common stock is offered as an investment option in the Plan.  Transactions associated with the shares of common stock of SkyWest, Inc. are considered exempt party-in-interest transactions.  The Plan purchased 138,663 shares of SkyWest, Inc. common stock and sold 89,626 shares of SkyWest, Inc. common stock during the year ended December 31, 2014.  The Plan held 159,082 and 110,045 shares of SkyWest, Inc. common stock with a fair value of $2,112,611 and $1,655,175 as of December 31, 2014 and 2013, respectively.

Plan investments include mutual funds and a collective trust fund managed by the Plan’s trustee, JP Morgan Chase Bank, N.A., and are therefore party-in-interest transactions.  While transactions involving Plan assets with a party-in-interest may be prohibited, these transactions are exempt under ERISA Section 408(b)(8).

Notes receivable from participants totaling $6,375,517 and $5,523,710 as of December 31, 2014 and 2013, respectively, are also considered exempt party-in-interest transactions.

6.  Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated October 31, 2011, stating that the Plan and related trust are designed in accordance with applicable sections of the IRC and, therefore, the related trust is exempt from taxation.  The Plan is required to operate in conformity with the IRC to maintain its qualification.  Although the Plan has been amended since receiving the determination letter, the Plan Administrators believe the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believe that the Plan, as amended, is qualified and the related trust is tax exempt.

7.  Plan Amendments

During 2014, the Plan was amended to modify the Plan provisions relating to participant loan administration.

8.  Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of assets available for benefits as reported in the financial statements as of December 31, 2014 and 2013 to the Form 5500:

	December 31,
	2014	2013

Assets available for benefits as reported in the financial statements	$260,286,336	$246,106,986
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	202,191	(62,952)

Assets available for benefits as reported in the Form 5500	$260,488,527	$246,044,034

The following difference between the financial statements and the Form 5500 is due to the adjustment from fair value to contract value of the JP Morgan Stable Asset Fund, which holds fully benefit-responsive investment contracts, for the year ended December 31, 2014:

Net increase in assets available for benefits as reported in the financial statements	$14,179,350

Net adjustment from contract value to fair value for fully benefit-responsive investment contracts	265,143

Net increase in assets available for benefits as reported in the Form 5500	$14,444,493

Supplemental Schedule

ATLANTIC SOUTHEAST AIRLINES, INC. INVESTMENT SAVINGS PLAN

EIN:  58-1354495  Plan No.:  001

Form 5500, Schedule H, Part IV, Line 4i

Schedule of Assets (Held at End of Year)

As of December 31, 2014

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(e) Current value	Number of units

*	JPMorgan	Large Cap Growth	$40,034,122	1,145,796
*	JPMorgan	Stable Asset Income Fund	31,524,122	72,468
	American Century Investments	Equity Income	30,689,866	3,507,413
*	JP Morgan	Equity Index-CF	26,792,042	832,051
	Buffalo	Small Cap	16,451,431	520,450
		Self-directed Brokerage Account	12,889,901	N/A
*	JP Morgan	Smart Retirement 2040	12,749,094	648,809
	American Century Investments	International Growth	10,556,966	884,168
*	JP Morgan	Smart Retirement 2030	10,373,022	541,672
	PIMCO	Total Return Admin	9,658,694	906,069
*	JP Morgan	Mid Cap Growth	9,304,384	330,646
	Dodge & Cox	International Stock	7,473,321	177,471
*	JP Morgan	Smart Retirement 2020	5,921,386	322,165
	Janus	Overseas	5,553,578	176,360
*	JP Morgan	Mid Cap Value	5,497,874	147,991
*	JP Morgan	Intrepid Value	2,675,938	74,208
*	JP Morgan	Smart Retirement 2050	2,288,507	123,303
*	JP Morgan	Smart Retirement 2015	2,220,815	125,470
*	SkyWest, Inc.	Common Stock	2,112,611	159,082
*	JP Morgan	Smart Retirement Income	1,985,806	112,958
	Columbia	Small Cap Value	1,711,350	97,402
*	JP Morgan	Smart Retirement 2045	1,527,862	82,232
*	JP Morgan	Smart Retirement 2035	1,102,798	60,131
	LKCM	Small Cap Equity Adv	867,432	37,535
*	JP Morgan	Smart Retirement 2055	807,139	39,450
*	JP Morgan	Smart Retirement 2025	765,332	43,020
*	Plan participants	Loans with an interest rate of 4.91%, maturing from 2015 through 2019	6,375,517	1,124

			$259,910,910

* Indicates a party-in-interest to the Plan.

Column (d), cost information, is not applicable for participant-directed investments.

See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

Date: June 25, 2015	ATLANTIC SOUTHEAST AIRLINES, INC. INVESTMENT SAVINGS PLAN

	By:	SkyWest, Inc., Plan Sponsor

/s/ Eric J. Woodward
Eric J. Woodward
Chief Accounting Officer of SkyWest, Inc.

Exhibit Index

Exhibit Number	Description of Exhibit

23.1	Consent of Independent Registered Public Accounting Firm